SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 1, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.            Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 1, 2010 regarding “Acquisition of substantially all the assets of Nortel’s GSM business completed.”

•	Emphasizes commitment to North American market

•	Accretive to Ericsson’s earnings within a year

Ericsson (NASDAQ:ERIC) has completed the acquisition of Nortel’s North American GSM business. Today’s closing follows the announcement on November 25, 2009, that Ericsson had entered into an asset purchase agreement for these assets.

“The addition of Nortel’s skilled GSM experts adds additional depth to Ericsson’s newest business unit,” said Rima Qureshi, head of Ericsson’s CDMA unit. “The CDMA team acquired from Nortel late last year has built a strong foundation already, and this new acquisition places us in a great position to support our growing list of North American and International customers.”

“The completion of this acquisition strengthens our position as a leading provider of telecommunications technology and services in the United States and Canada and shows our commitment to the market,” said Angel Ruiz, Head of Ericsson North America. “The skill and experience the Nortel employees bring to Ericsson will help us continue to provide exceptional services to our customers.”

The acquisition includes the transfer of important GSM business with North American operators and further strengthens Ericsson’s ability to serve North America’s leading wireless operators. More than 350 employees from Nortel will be integrated in the Ericsson group over the coming months.

The acquired operations are expected to be accretive to Ericsson’s earnings within a year after closing.

Ericsson’s bid for Nortel’s GSM assets was made together with Kapsch CarrierCom AG of Austria. Under the two transactions Ericsson is acquiring certain assets of Nortel’s GSM business in North America and Kapsch is acquiring certain assets outside North America.

In 2009, Ericsson also acquired Nortel’s CDMA and LTE assets in North America.

Notes to editors:

Photos of Rima Qureshi and Angel Ruiz:

www.ericsson.com/ericsson/press/photos/management.shtml

Previously announced information on Ericsson’s acquisitions of Nortel assets:

www.ericsson.com/thecompany/press/releases/2009/11/1357032

www.ericsson.com/ericsson/press/releases/20090725-1330882.shtml

www.ericsson.com/ericsson/press/releases/20091113-1354893.shtml

www.youtube.com/ericssonpress#p/u/7/D3yDHV9O_5o

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

UPCOMING EVENTS

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 1 at 12.55 am CEST.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

	By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

	By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 1, 2010